Exhibit 3.2

Amendment to the By-Laws

of Eaton Vance Corp.

Effective as of October 7, 2020

The By-Laws of Eaton Vance Corp. are hereby amended as follows:

1. Section 2.08 of the By-Laws is amended and restated in its entirety as follows:

Section 2.08. Informal Action by Stockholders. Any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if there are filed with the records of stockholders meetings an unanimous written consent or unanimous consent(s) by electronic transmission which sets forth the action and is signed or transmitted electronically by each holder of Common Stock entitled to vote on the matter.

2. The By-Laws are amended by inserting a new Section 8.07 in Article VIII thereof:

Section 8.07. Forum for Adjudication of Certain Disputes. Unless the corporation consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, the Circuit Court for Baltimore City, Maryland and the federal courts sitting in Baltimore City, Maryland shall be the sole and exclusive forum for any Internal Corporate Claim (as that term is defined in Section 1-101(p) of the Corporations and Associations Article of the Annotated Code of Maryland), including any Internal Corporate Claim arising out of or relating to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated October 7, 2020 by and between the Company, Morgan Stanley, a Delaware corporation, Mirror Merger Sub 1, Inc., a Maryland corporation, and Mirror Merger Sub 1, LLC, a Maryland limited liability company (as the same may be amended, restated or modified from time to time) and the actions or transactions contemplated thereby. In the event that any action or proceeding described in the preceding sentence is pending in the Circuit Court for Baltimore City, Maryland, any stockholder that is party to such action or proceeding shall cooperate in seeking to have the action or proceeding assigned to the Business & Technology Case Management Program. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the corporation consents in writing to such court.